Company – Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

03003865

Lend Lease
Corporation Limited
ABN 32 000 226 228
Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia
Telephone
02 9236 6111
Facsimile
02 9252 2192
DX 10230 SSE
www.lendlease.com

23 January 2003

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Attention: Filing Clerk

SUPPL

Dear Sir

Re: **Company:** **Lend Lease Corporation Limited**
File No: **82 - 3498**

Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, the following documents are submitted in respect of the above registration:

Date	Document
23 January 2003	Announcement to Australian Stock Exchange Lend Lease to Raise a Provision in the Order of US$300M Against its US Real Estate Investments Business

Yours faithfully

S. Sharpe
S J Sharpe
Company Secretary

PROCESSED
MAR 03 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
FEB 12 2003
WASH. D.C.
155

dw 2/19

Lend Lease
CORPORATION

Lend Lease
Corporation Limited
ABN 32 000 226 228

Level 46
Tower Building
Australia Square
Sydney NSW 2000
Australia

Telephone
61 2 9236 6111

Facsimile
61 2 9252 2192

DX 10230 SSE

23 January 2003

The Manager
Companies Section
Australian Stock Exchange Limited (Sydney)

By electronic lodgement

The Manager
Companies Section
New Zealand Stock Exchange

By email: announce@nzse.co.nz

Pages: Two (2) pages

Dear Sir

STOCK EXCHANGE ANNOUNCEMENT

LEND LEASE TO RAISE A PROVISION IN THE ORDER OF US$300 MILLION (A$526 MILLION) AGAINST ITS US REAL ESTATE INVESTMENTS BUSINESS

Group operating earnings expectations for 2003 remain unchanged

Lend Lease Corporation Limited ("Lend Lease") today announced that it will raise a provision in the order of US$300 million (A$526 million) after tax reflecting a diminution in the carrying value of its US Real Estate Investments ("REI") business as a result of reduced medium term earnings expectations.

Absent this provision, the Group's previously stated earnings expectations for 2003 remain unchanged.

The Group's December 2002 half-year results are due to be announced on 20 February 2003.

Further details are included in the attached media statement.

Yours faithfully
LEND LEASE CORPORATION LIMITED

S. Sharpe

S J SHARPE
Company Secretary

Company - Lend Lease Corporation Limited
File No 82-3498

Lend Lease
CORPORATION

MEDIA RELEASE 23 JANUARY 2003

LEND LEASE TO RAISE A PROVISION IN THE ORDER OF US$300 MILLION (A$526 MILLION) AGAINST ITS US REAL ESTATE INVESTMENTS BUSINESS

Group operating earnings expectations for 2003 remain unchanged

Lend Lease Corporation Limited ("Lend Lease") today announced that it will raise a provision in the order of US$300 million (A$526 million) after tax reflecting a diminution in the carrying value of its US Real Estate Investments ("REI") business as a result of reduced medium term earnings expectations. The factors contributing to the reduced earnings outlook include problematic US real estate markets, record low US interest rates and a continuing poor US economy.

Absent this provision, the Group's earnings outlook for 2003 remains unchanged and therefore the Group continues to expect a slight increase over the 2002 result.

Lend Lease Group CEO, Mr Greg Clarke, said: "Getting across the REI strategic review has been my first priority since joining the Group in December. It is now well advanced, concentrating in particular on the underperforming US operations. We have examined a wide range of options for the US REI business, including restructuring the businesses; establishing strategic alliances, joint ventures or partnerships; acquisitions; and divestment of part or all of the US REI business.

"No decision has yet been made with respect to the options under analysis. However, we have formed the view that a provision is necessary regardless of the course of action ultimately pursued.

"We will continue to advise the market in respect of the review as appropriate," he said.

As the process of completing Lend Lease's half-year financial statements is incomplete, the provision remains subject to audit review. Lend Lease will report its December 2002 half year results on 20 February 2003.

Group remains well placed for future

Mr Clarke said: "Lend Lease remains in a very strong financial position with our operating businesses generating strong cashflows, as well as continuing to hold a large cash balance which will allow investment in a more focused strategy."

ENDS

For further information contact:

Roger Burrows
Lend Lease Corporation
02 9236 6116